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AB
3/16

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 3 .. 2007
WASH, D.C. 210
SECTION

SEC FILE NUMBER
8-66694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acosta Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SE 2nd Street, Suite 1120
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica Aguilera (305) 579-9705
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

AB
3/17

OATH OR AFFIRMATION

I, Maximino Acosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


NOTARY PUBLIC
STATE OF FLORIDA
NORMA R. HANNAH
MY COMMISSION #DD568796
EXPIRES: JUL 09, 2010
Bonded through 1st State Insurance

Maximino Acosta
(Signature)

CEO
(Title)

Norma R. Hannah
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; [illegible] requested that this report be given confidential treatment.

ACOSTA FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH D.C.
SECTION

INDEPENDENT AUDITORS' REPORT

To the Members
Acosta Financial Services, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Acosta Financial Services, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acosta Financial Services, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
February 28, 2007

ACOSTA FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	16,976
Due from broker (Note 7)		160,995
Deposit at broker (Note 7)		250,000
Other assets		72,848
Property and equipment, net (Note 3)		37,311
	$	538,130

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	43,045
Due to member (Note 2)		70,000
Loan payable (Note 4)		3,352
Total liabilities		116,397
LEASE COMMITMENTS (NOTE 5)		
MEMBERS' EQUITY		421,733
	$	538,130

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Acosta Financial Services, LLC (the "Company"), organized as a limited liability company under the laws of the State of Florida on September 1, 2004, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities on a riskless basis with customers and other dealers. The Company also buys and sells securities for its customers and charges a commission.

The Company commenced operations in September of 2004, and was approved as a registered broker-dealer with the National Association of Securities Dealers ("NASD") on May 25, 2005.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation is computed using the double declining method based upon estimated useful lives of five to seven years.

Cash and Cash Equivalents

The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not subject to income taxes since the income or loss is includible in the tax returns of its members.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Due to Member

In December 2006, the majority member loaned $70,000 to the Company for use in its riskless principal trading account. This amount is due upon demand and is reflected as due to member in the accompanying statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	21,919
Office equipment		52,903
		74,822
Less accumulated depreciation and amortization	(	37,511)
	$	37,311

During 2006, approximately $19,000 of office equipment was purchased under a capital lease. The Company prepaid the lease obligation in full at the time of the purchase.

NOTE 4. LOAN PAYABLE

Loan Payable to Bank

On July 14, 2005, the Company purchased office equipment and entered into a loan agreement with a bank for the financing of the costs of the equipment. The loan is payable in 48 monthly principal and interest payments of $169, with an annual interest rate of 20.49% and matures in July of 2009.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its former office facility in Boca Raton, Florida, expiring in 2009. The Company sub-leases this facility to an unrelated party. The Company is also obligated under four non-cancelable office and executive apartment leases, expiring in 2007 and 2008. The approximate minimum annual lease commitments, net of the sub-lease, for years subsequent to December 31, 2006 are as follows:

	Total	Sub-lease	Net Commitment
2007	$ 103,000	$(56,000)	$ 47,000
2008	70,000	(56,000)	14,000
2009	19,000	(19,000)	-
	$ 192,000	$(131,000)	$ 61,000

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $311,392, which exceeded requirements by $303,632, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.37 to 1.

NOTE 7. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2006, the due from broker is with this brokerage firm. In addition, the clearing deposit of $250,000 is held by this brokerage firm and is included as deposit at broker in the accompanying statement of financial condition.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

END